Exhibit 99.1

Guardforce AI Announces 1-for-40 Reverse Stock Split as Part of Nasdaq Compliance Plan

NEW YORK, NY / February 9, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security provider specializing in secured logistics, AI and Robot-as-a-Service (RaaS), today announced that pursuant to the approval of its board of directors and the approval of its shareholders at the Company’s extraordinary general meeting held on Tuesday, January 31, 2023 at 11:00 a.m. (Hong Kong standard time), effected a 1-for-40 reverse stock split of its ordinary shares. On February 2, 2023, Conyers Trust Company (Cayman) Limited, the Secretary of the Company, filed two certificates certifying the ordinary resolutions passed by the shareholders with the Registrar of Companies of the Cayman Islands. The reverse split was consummated upon passing of the ordinary resolutions on January 31, 2023. The Company’s ordinary shares are expected to begin trading on the NASDAQ Capital Market on a post-split basis when the market opens on February 10, 2023. No change was made to the trading symbol for the Company’s shares of common stock and warrants, “GFAI” and “GFAIW”, respectively, in connection with the reverse split. The CUSIP number for the ordinary share following the reverse stock split will be G4236L138.

The reverse split will result in every forty (40) shares of Guardforce AI’s issued and outstanding ordinary shares of a nominal or par value of US$0.003 each will be automatically converted into one (1) issued and outstanding ordinary share of a nominal or par value of US$0.12 each.

Proportionate adjustments will be made based on the ratio of the reverse split to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. No fractional shares will be issued in connection with the reverse split, but all such fractional shares shall be repurchased by the Company in cash for the fair value of such fractional shares, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the reverse split.

The reverse split will reduce the number of ordinary shares issued and outstanding from approximately 64.8 million to approximately 1.6 million.

Additional information about the reverse stock split can be found in the Company’s proxy statement attached as Exhibit 99.1 to the Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on January 12, 2023, which is available free of charge at the SEC’s website, www.sec.gov. Additional information regarding the shareholder meeting voting results is available on the Form 6-K furnished on February 8, 2023.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ:GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming into an integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com